120728092 THIRD SUPPLEMENTAL INDENTURE DATED AS OF THE 17th DAY OF JANUARY 2025 BETWEEN CURALEAF HOLDINGS, INC., AS ISSUER AND ODYSSEY TRUST COMPANY, AS TRUSTEE PROVIDING FOR THE ISSUE OF 10.00% SENIOR SECURED NOTES DUE DECEMBER 17, 2027

120728092 THIS THIRD SUPPLEMENTAL INDENTURE made as of the 17th day of January 2025 BETWEEN: CURALEAF HOLDINGS, INC., a company incorporated under the laws of the Province of British Columbia (hereinafter called the “Issuer”); AND ODYSSEY TRUST COMPANY, a trust company continued under the laws of Canada authorized to carry on the business of a trust company in all Canadian provinces (hereinafter called the “Trustee”). WITNESSETH THAT: WHEREAS the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of December 15, 2021 as supplemented by a first supplemental indenture dated as of December 21, 2021 and a second supplemental indenture dated as of December 8, 2023, providing for the issuance of Notes. AND WHEREAS Section 12.3(i) of the Indenture provides that the Issuer and the Trustee may from time to time amend or supplement the Indenture without the consent of any Holder to provide for the issuance of Additional Notes in accordance with the Indenture. AND WHEREAS the execution, acknowledgement and delivery of this third supplemental indenture (the “Third Supplemental Indenture”) has been duly authorized by a resolution of the directors of the Issuer. AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee. NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows: ARTICLE 1 INTERPRETATION 1.1 Definitions and Interpretation In this Third Supplemental Indenture, except as otherwise defined herein or unless the context otherwise requires, all terms used but not defined in this Third Supplemental Indenture (including the recitals hereto) shall have the meanings specified in the Indenture. This Third Supplemental Indenture shall, unless otherwise required, be subject to the interpretation provisions contained in Article 1 of the Indenture. When entered into by the parties, this Third Supplemental Indenture shall be supplemental to, part of and read together with the Indenture

120728092 as a single instrument, and all of the provisions of the Indenture, as supplemented by this Third Supplemental Indenture, shall apply to the 2027 Notes. If any term or provision contained in this Third Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Third Supplemental Indenture shall govern; provided, however, that the terms and provisions of this Third Supplemental Indenture may modify or amend the terms of the Indenture solely as applied to the 2027 Notes. When used in this Third Supplemental Indenture, the following terms shall have the following meanings: “2027 Notes” means the 10.00% Senior Secured Notes due December 17, 2027 created and designated pursuant to section 2.1 of this Third Supplemental Indenture and authorized to be issued under this Third Supplemental Indenture. “2027 Notes Interest Payment Date” means the 17th day of each month that the 2027 Notes are outstanding and (except in respect of any Additional 2027 Notes) commencing on February 17, 2025. “2027 Notes Interest Period” means the period commencing on the later of (a) the date of issue of the 2027 Notes and (b) the immediately preceding 2027 Notes Interest Payment Date on which interest has been paid, and ending on the day immediately preceding the 2027 Notes Interest Payment Date in respect of which interest is payable. “2027 Notes Issue Date” means the date on which the 2027 Notes are issued under this Third Supplemental Indenture, being January 17, 2025. “2027 Notes Maturity Date” has the meaning given to it in Section 2.4. “Additional 2027 Notes” means any 2027 Notes issued under and pursuant to the terms of and subject to the conditions of this Third Supplemental Indenture after the 2027 Notes Issue Date. “Indenture” has the meaning given thereto in the recitals. “Initial 2027 Notes” means the US$67,000,000 aggregate principal amount of 2027 Notes issued by the Issuer on the 2027 Notes Issue Date. “Record Date” means, with respect to any 2027 Notes Interest Payment Date, the date that is five (5) business days prior to such 2027 Notes Interest Payment Date.

120728092 ARTICLE 2 ISSUE AND AUTHENTICATION OF THE 2027 NOTES 2.1 Issue of the 2027 Notes The Issuer is authorized, subject to compliance with Sections 2.2, 6.10 and 12.5 of the Indenture, to issue a series of Notes designated “10.00% Senior Secured Notes due December 17, 2027” under this Third Supplemental Indenture. 2.2 Aggregate Principal Amount The aggregate principal amount of the 2027 Notes which may be issued under this Third Supplemental Indenture is unlimited, provided, however, that the maximum principal amount of the 2027 Notes initially issued hereunder on the 2027 Notes Issue Date shall be US$67,000,000. 2.3 Authentication The Trustee shall initially authenticate one or more 2027 Notes for original issue on the 2027 Notes Issue Date in an aggregate principal amount of US$67,000,000 or otherwise to permit transfers or exchanges in accordance with Section 4.6 of the Indenture upon receipt by the Trustee of a duly executed Authentication Order. After the 2027 Notes Issue Date, subject to Section 2.2, the Issuer may issue, from time to time, and the Trustee shall authenticate upon receipt of an Authentication Order, Additional 2027 Notes for original issue. Except as provided in Section 6.11 of the Indenture, there is no limit on the amount of Additional 2027 Notes that may be issued hereunder. Each such Authentication Order shall specify the principal amount of the 2027 Notes to be authenticated and the date on which such 2027 Notes are to be authenticated. The aggregate principal amount of the 2027 Notes outstanding at any time may not exceed the aggregate principal amount specified in the Authentication Orders provided in respect of original issues of the 2027 Notes except as provided in Section 2.11 of the Indenture. For certainty, the Trustee shall not be obligated or liable to ensure that the Issuer is in compliance with the limitations in Section 6.11 of the Indenture, and shall be entitled to rely on an Officers’ Certificate from the Issuer certifying such compliance for any Additional 2027 Notes so issued. 2.4 Date of Issue and Maturity Date The 2027 Notes will be issued on January 17, 2025 and the 2027 Notes will become due and payable, together with all accrued and unpaid interest thereon, on December 17, 2027 (the “2027 Notes Maturity Date”). 2.5 Interest (a) The 2027 Notes will bear interest on the unpaid principal amount thereof at the rate of 10.00% per annum from the 2027 Notes Issue Date to, but excluding, the 2027 Notes Maturity Date, compounded monthly and payable in arrears on each 2027 Notes Interest Payment Date. The first 2027 Notes Interest Payment Date for the Initial 2027 Notes will be February 17, 2025.

120728092 (b) Interest will be payable in respect of each 2027 Notes Interest Period (after, as well as before, the 2027 Notes Maturity Date) on each 2027 Notes Interest Payment Date in accordance with Sections 2.12 and 2.15 of the Indenture. Interest on the 2027 Notes will accrue from the 2027 Notes Issue Date or, if interest has already been paid, from and including the last 2027 Notes Interest Payment Date therefor to which interest has been paid or made available for payment. Interest will be computed daily on the basis of the actual number of days in such calculation period divided by 360 and will be payable on each 2027 Notes Interest Payment Date until all amounts due hereunder are paid in the manner set forth in this Section 2.5. 2.6 Repayment (a) For the first six (6) 2027 Notes Interest Periods, subject to Section 2.7, the Issuer shall make scheduled monthly payments of interest only to each of the Holders of the 2027 Notes, in accordance with the repayment schedules attached to this Third Supplemental Indenture as Schedule A. No principal repayment shall be required during such interest-only period. (b) Commencing on the seventh (7th) 2027 Notes Interest Period and continuing until the 2027 Notes Maturity Date, subject to Section 2.7, the Issuer shall make scheduled monthly payments of principal and interest to each of the Holders of the 2027 Notes, in accordance with the repayment schedules attached to this Third Supplemental Indenture as Schedule A. 2.7 Optional Redemption (a) At any time, the Issuer may redeem all or a part of the 2027 Notes, upon not less than 15 days’ nor more than 60 days’ notice, at a Redemption Price equal to 100% of the principal amount of the 2027 Notes redeemed, plus the accrued and unpaid interest, if any, as of the applicable date of redemption (subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant 2027 Notes Interest Payment Date). (b) Unless otherwise specifically provided in this Section 2.8, the terms of Article 5 of the Indenture shall apply to the redemption of any 2027 Notes and in the event of any inconsistency, the terms of this Section 2.8 shall prevail. (c) Wherever in this Section 2.8 there is mention, in any context, of the redemption by the Issuer of the 2027 Notes or of any action relating to such redemption, such mention is deemed to allow the payment of the relevant redemption price for the 2027 Notes or the taking of any such action by any Restricted Subsidiary of the Issuer in lieu of the Issuer. 2.8 Mandatory Redemption and Market Purchases (a) The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the 2027 Notes; provided, however, that the Issuer

120728092 may be required to offer to purchase the 2027 Notes pursuant to Sections 6.15 and 6.16 of the Indenture. (b) The Issuer or any of its Subsidiaries may at any time and from time to time purchase 2027 Notes by tender offer, open market purchases, negotiated transactions, private agreement or otherwise at any price in accordance with Applicable Securities Legislation, so long as such acquisition does not violate the terms of the Indenture. 2.9 Form and Denomination of the 2027 Notes The 2027 Notes will be issuable as Definitive Notes, substantially in the form set out in Appendix A hereto with such changes as may be required or permitted by the Indenture and any other changes as may be approved or permitted by the Issuer, in each case which changes are not prejudicial to the Holders of the 2027 Notes, and with such approval in each case to be conclusively deemed to have been given by the officers of the Issuer executing the same in accordance with Article 2 of the Indenture. Notes may have notations, legends or endorsements required by law, stock exchange rules or consistent with customary practice. To the extent any provision of any Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. 2.10 Currency of Payment The principal of, and interest and premium (if any) on, the 2027 Notes will be payable in United States dollars. 2.11 Additional Amounts (a) All payments made by any Guarantor under or with respect to any Guarantee will be made free and clear of and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of any United States taxing authority (hereinafter “United States Taxes”), unless any Guarantor is required to withhold or deduct United States Taxes by law or by the interpretation or administration thereof. If any Guarantor is so required to withhold or deduct any amount of interest for or on account of United States Taxes from any payment made under or with respect to any Guarantee, such Guarantor will pay such additional amounts of interest (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such United States Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (an “Excluded Holder”): (A) which is subject to such United States Taxes by reason of any connection between such holder and the United States or any

120728092 states political subdivision thereof or authority thereof other than the mere holding of Notes or the receipt of payments thereunder; (B) which failed to duly and timely comply with a timely request of the Issuer to provide information, documents, certification or other evidence concerning such holder’s nationality, residence, entitlement to treaty benefits, identity or connection with the United States or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any United States Taxes as to which Additional Amounts would have otherwise been payable to such holder of Notes but for this clause (ii); (C) which is a fiduciary, a partnership or not the beneficial owner of any payment on a Note, if and to the extent that, as a result of an applicable tax treaty, no Additional Amounts would have been payable had the beneficiary, partner or beneficial owner owned the Note directly (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or beneficial owner); (D) to the extent that the United States Taxes required to be withheld or deducted are imposed pursuant to sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended (and any amended or successor version that is substantially comparable), and any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith; or (E) any combination of the foregoing clauses of this proviso. (b) The Issuer or such Guarantor, as the case may be, will also (i) make such withholding or deduction and, (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer or such Guarantor, as the case may be, will furnish to the holders of the Notes, within 30 days after the date the payment of any United States Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by such Guarantor, as the case may be. Such Guarantor will indemnify and hold harmless each holder (other than all Excluded Holders) for the amount of (A) any United States Taxes not withheld or deducted by such Guarantor and levied or imposed and paid by such holder as a result of payments made under or with respect to the

120728092 Guarantees, (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any United States Taxes imposed with respect to any reimbursement under clauses (i) or (ii) of this Section 2.10(b). (c) At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if any Guarantor is aware that it will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. (d) The obligations described under this Section 2.10 will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any successor Person and to any jurisdiction in which such successor is organized or is otherwise resident or doing business for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents. 2.12 Appointment of Trustee (a) The Trustee will be the trustee for the 2027 Notes, subject to Article 11 of the Indenture. (b) The Issuer initially appoints the Trustee at its corporate office in Vancouver, British Columbia to act as the Registrar, transfer agent, authentication agent, Paying Agent and Collateral Trustee with respect to the 2027 Notes. The Issuer may change the Registrar, transfer agent, authentication agent, Paying Agent or Collateral Trustee for the 2027 Notes at any time and from time to time without prior notice to the Holders of the 2027 Notes. ARTICLE 3 MISCELLANEOUS PROVISIONS 3.1 Confirmation of Indenture On the date hereof, the Indenture shall be supplemented in accordance with this Third Supplemental Indenture, and this Third Supplemental Indenture shall form part of the Indenture for all purposes, and the holder of every Note heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture, as supplemented by

120728092 this Third Supplemental Indenture, shall remain in full force and effect as supplemented by this Third Supplemental Indenture and is in all respects ratified and confirmed. 3.2 Acceptance of Trusts The Trustee hereby accepts the trusts in the Indenture, as amended and supplemented by this Third Supplemental Indenture, and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture as supplemented by this Third Supplemental Indenture. 3.3 Execution This Third Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Third Supplemental Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Third Supplemental Indenture by such party. 3.4 Formal Date For the purpose of convenience, this Third Supplemental Indenture may be referred to as bearing the formal date of the 17th day of January, 2025 irrespective of the actual date of execution hereof. 3.5 Applicable Law This Third Supplemental Indenture and the 2027 Notes shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts. [The remainder of this page is intentionally left blank]

[Signature Page to Third Supplemental Indenture] 120728092 IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf. Issuer CURALEAF HOLDINGS, INC. By: Name: Edward Kremer Title: Chief Financial Officer Trustee ODYSSEY TRUST COMPANY By: Name: Dan Sanders Title: President, Corporate Trust By: Name: Amy Douglas Title: Director, Corporate Trust (signed) "Edward Kremer" (signed) "Dan Sanders" (signed) "Amy Douglas"

120728092 Schedule A Repayment Schedules for each of the 2027 Notes [Intentionally omitted.]